

September 14, 2006

Dan L. Batrack
Chief Executive Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

Re: Tetra Tech, Inc.
File No. 0-19655

Dear Mr. Batrack:

We have reviewed your July 2, 2006 Form 10-Q and your response letters dated August 4, 2006 and August 30, 2006, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended October 2, 2005

1. We note your response to comment 5 in our letter dated June 21, 2006 including the CODM reports you have provided to us on a supplemental basis. Specifically, you state that your CODM receives quarterly and monthly operating results at the business unit level. As part of the CODM's tasks, the CODM identifies and investigates variances and exceptions at the business unit level. The CODM uses the flash reports, which contain revenue and operating income information at the business unit level, as a basis for a more focused discussion with the President and the COO.

   In addition, you state that the CODM relies on his direct reports to manage your operations. Specifically, the President and COO manage the day-to-day operations. As such, it would appear that the President and COO are also part of the overall CODM function, as described in paragraph 12 of SFAS 131. It would also appear that the executive vice presidents of your current reportable segments are the segment managers, as contemplated by paragraph 14 of SFAS 131.

   Based on the financial information contained in your CODM reports, three of your business units meet the quantitative threshold based on net revenues per paragraph 18 of SFAS 131. These three operating segments represent 45% of your fiscal year 2005 net revenues. As such, you need to identify additional operating segments as reportable segments to comply with paragraph 20 of SFAS 131.

Based on the above, it appears that your business units meet the definition of operating segments in accordance with paragraph 10 of SFAS 131. With regards to the aggregation criteria set forth in paragraph 17 of SFAS 131, we note numerous differences in the net sales trends and the trends in gross profit margins and operating profit margins between each of the business units. For example, the majority of business units in your Infrastructure reportable segment each have differing gross profit margin trends. As such, please provide us with your analysis of paragraphs 17-21 of SFAS 131 for your operating segments in arriving at your revised reportable segments. Please note that if you aggregate any business units that do not have apparent similar economic characteristics, please provide us with a detailed explanation as to why you believe the business units have similar long-term economic characteristics. After you have completed this analysis, please amend your October 2, 2005 Form 10-K and all subsequent Forms 10-Q.

2. Based on the above comment, please revise your goodwill impairment tests to assess goodwill impairment at the operating segment or level below for July 1, 2005 and April 4, 2005. Please provide us with these revised impairment tests. Please note that your estimate of discounted cash flows is to be performed at the component level. In this regard, we note that not all of the business units were involved in the civil construction contract business. Therefore, only those business units should have been tested for goodwill impairment. Based on your prior response letters and disclosure in your most recent Form 10-Q, it appears that the April 4, 2005 impairment charge may be in error, as it is unclear to us how you met the requirement in paragraph 28 of SFAS 142 for testing goodwill at an interim date. Specifically, we note the following:
   - Your statements that there were no material adverse business factors that required forewarning disclosures as material uncertainties.
   - Infrastructures as a whole had positive operating results in the quarters prior to the charge and subsequent periods, except for the fourth quarter of fiscal year 2004.
   - Consistent statements in your periodic filings before and after the charge that the declines in segment profit margins were related to temporary issues. Furthermore, in fiscal year 2006 these temporary issues began to diminish.
   - The adverse operating results in the second quarter of fiscal year 2005 was due to catch-up accounting adjustments discovered after the SVP, Infrastructure resigned and the business leader of an under-performing business unit was terminated.
   - Disclosures in your most recent Form 10-Q state the primary cause for the impairment is your decision to exit certain high risk civil construction contracts, the majority if which were in loss positions. As such, it would appear that a positive impact to your estimate of future discounted cash flows should have

occurred. Finally, your decision to discontinue performing such contracts, did not result in a business unit with material goodwill to be discontinued or shut down.
- The analyst reports included in your CODM reports do not contain any discussion that would support such a large goodwill impairment charge. Furthermore, there did not appear to be any material discussion of the contract losses recognized in the second quarter of fiscal year 2005, the decision to exit civil construction contracts, the impact the decision may have on future cash flows, or the goodwill impairment charge in your CODM reports.

3. In the comments above, we are requesting that you amend your Form 10-K for the fiscal year ended October 2, 2005 and your subsequent Forms 10-Q. As such, please address the following items, as appropriate:
- If you conclude that your prior filing should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
- Please tell us when you will file your amended Form 10-K and Forms 10-Q. We remind you that when you file your amended Form 10-K and Forms 10-Q, you should appropriately address the following:
  o An explanatory paragraph in the reissued audit opinion;
  o Full compliance with SFAS 154, paragraphs 25 and 26;
  o Fully update all affected portions of the document, including MD&A, selected financial data and quarterly financial data;
  o Updated Item 9A disclosures should include the following:
    – A discussion of the restatement and the facts and circumstances surrounding it;
    – How the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
    – Changes to internal control over financial reporting; and
    – Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future misstatements of a similar nature.
    Refer to Items 307 and 308(c) of Regulation S-K.
  o Updated reports from management and your independent auditors regarding your internal controls over financial reporting.
  o Updated certifications.

Form 10-Q for the Fiscal Quarter Ended July 2, 2006

5. Stock Option Granting Practices, page 12

4. We note that you determined there was an error in your accounting for stock option grants during fiscal years 1998 through 2006. As such, you recognized a stock-based compensation charge for continuing operations of $2.3 million, or 14% and 4.6% of

income from operations for the three-months and nine-months ended July 2, 2006, respectively. Net of tax, the charge is $1.4 million, or 27.4% and 9.2% of income from continuing operations for the three-months and nine-months ended July 2, 2006, respectively. Please provide us with your SAB 99 analysis of the quantitative and qualitative factors regarding materiality for each period presented. Your analysis should demonstrate that the error is immaterial for each fiscal quarter and year affected. Finally, tell us what consideration you gave to the guidance set forth in paragraph 25 of SFAS 154 with regards to your financial statement presentation for this error.

13. Commitments and Contingencies, page 16

5. We note your disclosure on page 17 that you have received a "30-day letter" from the IRS with regards to their audit of fiscal years 1997 through 2001. Please tell us the following information:
   - The IRS' position in the 30-day letter;
   - The quantitative and qualitative impacts the IRS position could have on your operating results, financial position and liquidity; and
   - An explanation as to why you do not believe disclose of this information is material to investors, considering you did not provide such disclosures in your Form 10-Q.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief